FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG launches EYE-D, its offering of high-end seismic services

Paris, June 8th, 2004

At the EAGE convention being held in Paris this year, Compagnie Generale de Geophysique (ISIN: FR0000120164; NYSE:GGY) announced the launch of EYE-D, its new offering of seismic solutions designed to better visualize (EYE) and understand all the dimensions (D) of hydrocarbon reservoirs in order to deliver the very best seismic data quality to oil companies.

The EYE-D offering brings together CGG’s suite of enhanced seismic solutions for application throughout the life of the reservoir. EYE-D is a combination of tools and methodologies offered by CGG’s commercial teams in land, marine, seabed acquisition & in processing-reservoir. Each seismic project is unique, requiring a tailored response to overcome the geophysical and geological challenges and meet the specific requirements of each client. CGG has recently developed expertise in high-resolution, 4D and seabed seismic that clearly differentiates its high-end seismic technology from that of the competition.

According to Christophe Pettenati-Auzière, Senior Executive Vice President, Services: “The industry is pushing us for better reservoir images and characterization to guide critical decisions on field development and production. Yet each reservoir is to a large extent unique and seismic contractors can no longer rely exclusively on a standard approach. We are launching EYE-D as a label to spearhead CGG’s technology. EYE-D is the culmination of the experience and expertise we have gained in this business over the last seventy years and gives us the flexibility to engineer individually each project.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Christophe BARNINI:	+ 33 1 64 47 38 10 (cbarnini@cgg.com)
Patrice CANAL:	+ 33 1 64 47 35 91 (pcanal@cgg.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex GENERAL COMPANY OF GEOPHYSICS
Date: June 8th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.